UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2017 (fourth filing)

Commission File Number: 0-49888

Randgold Resources Limited

(Translation of registrant’s name into English)

3rd Floor, Unity Chambers, 28 Halkett Street, St Helier, Jersey JE2 4WJ, Channel Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Attached to the Registrant’s Form 6-K filing for the month of March 2017, and incorporated by reference herein, is:

Exhibit No.	Description

99.1	Release, dated March 28, 2017 entitled “STRONG 2016 PERFORMANCE LAYS FOUNDATION FOR SUSTAINED PROFITABILITY AT RANDGOLD.”

99.2	Release, dated March 28, 2017 entitled “NOTICE OF ANNUAL GENERAL MEETING.”

99.3	Release, dated March 28, 2017 entitled “RANDGOLD SUSTAINS QUALITY OF RESERVES AND RESOURCES.”

99.4	Release, dated March 28, 2017 entitled “PROPOSED DIVIDEND INCREASED.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD RESOURCES LIMITED

By:	/s/ Martin Welsh*
Martin Welsh
General Counsel and Secretary

Dated: March 28, 2017

*This filing has been signed by the undersigned Attorney-in-Fact pursuant to the power of attorney filed heretofore.

/s/ Manuel G. R. Rivera
Manuel G. R. Rivera
Attorney-in-Fact